

HALO

haloinvesting.com

Halo Securities, LLC
Financial Statement

Year Ended December 31, 2025



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Halo Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 W Jackson Blvd. Suite 1800
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tom Belka	312-550-5373	tom.belka@haloinvesting.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 N Upper Wacker Dr. #2000	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Tom Belka_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Halo Securities, LLC_____, as of __12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

"This is an original document"

X _____ Tom Belka _____

State of Illinois - County of Cook
This instrument was acknowledged before me on Apr 14 2026 (Date)
By _Thomas James Belka_____

Signature: _____ Tom Belka _____

Title:
CFO

> " OFFICIAL SEAL "
> JULISSA SALGADO
> NOTARY PUBLIC, STATE OF ILLINOIS
> COMMISSION NO. 990579
> MY COMMISSION EXPIRES 05/10/2028

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.




haloinvesting.com

Table of Contents





Ernst & Young LLP   Tel: +1 312 879 2000
155 North Wacker Drive   Fax: +1 312 879 4000
Chicago, IL 60606-1787   www.ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Member and the Managers of Halo Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Halo Securities, LLC (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2022.

April 14, 2026



Halo Securities, LLC
Statement of Financial Condition
Year Ended December 31, 2025

Assets

Cash	$ 10,233,417
Accounts receivable	7,301,367
Related party receivables	817,198
Prepaid expenses and other	211,924
Clearing deposit	100,000
TOTAL ASSETS	**$ 18,663,906**

Liabilities & Members' Equity

Liabilities:

Accrued compensation	$ 1,941,606
Accrued expenses	1,377,996
Related party payables	212,677
Accounts payable	188,056
Total Liabilities	**$ 3,720,335**
Members' Equity	**$14,943,571**
TOTAL LIABILITIES & MEMBERS' EQUITY	**$ 18,663,906**

See accompanying notes.


Note 1 – Nature of Business and Summary of Significant Accounting Policies

Halo Securities, LLC (the "Company"), formerly Sentinus Securities, LLC, was formed on February 10, 2015 and is organized as a limited liability company in the State of Illinois. Effective February 16, 2017, the Company became registered with the Securities and Exchange Commission ("SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a registered introducing broker dealer, the Company introduces transactions and accounts on a fully disclosed basis. For the year ended December 31, 2025, the Company's revenues were primarily generated through commission revenue earned from trades facilitated by the Company and software licensing agreements.

Income Taxes – The Company is organized as a limited liability company and taxed as a disregarded entity for U.S. federal and state income tax purposes. Accordingly, no provision for U.S. federal or state income taxes has been incurred.

Accounting principles generally accepted in the United States ("GAAP") require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2025, there were no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

To the extent the Company recognizes interest and penalties related to tax liabilities, they would be recorded as income tax expense in the statement of operations. The Company believes that it is subject to U.S. federal and state income tax examination for the years from 2023 through 2025.

Cash – The Company considers highly liquid investments that are purchased with a maturity of three months or less to be cash equivalents. The Company did not hold any cash equivalents in 2025. In the normal course of business, the Company maintains its cash in three bank accounts in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Receivables – This primarily consists of commissions earned, but not yet received on the sale of financial products. An allowance for credit losses is recorded in the year such determination is made. Management did not consider an allowance for credit losses necessary at December 31, 2025.

Management Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


Note 2 – Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, including principal transactions. The Company has identified its senior management as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business. Additionally, the CODM uses regulatory capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

Note 3 – Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital rule may also effectively restrict the distribution of members' capital. As of December 31, 2025, the Company has net capital of $9,148,274 of which $8,900,251 was in excess of its required net capital of $248,022. The Company's ratio of aggregate indebtedness to net capital was .4067 to 1.0.

Note 4 – Related Party Transactions

In connection with the Expense Sharing Agreement, last amended as January 1, 2023 (effective January 1, 2023), the Company is allocated expenses related to various operational areas, including office space of Halo and management fee charges to the Company by Halo.

In addition to the Expense Sharing Agreement, Halo has agreed to facilitate payroll related expenses, including health insurance, employee benefits, 401(k) contributions, sales and marketing, and other expenses. These direct costs are paid by Halo and are reimbursed by the Company.

As of December 31, 2025, the amount owed to Halo associated with the activities described above was $212,677.

From time to time, as part of its normal business operations, the Company may facilitate payment of expenses incurred by other Halo affiliated companies. As of December 31, 2025, the total receivable from Halo affiliates related to these activities was $817,198.

All intercompany balances are settled at least twice a year or as otherwise agreed by the parties and are non-interest bearing.

Note 5 – Commitments/Contingencies and Guarantees


As of December 31, 2025, management has evaluated the Company's commitments, contingencies, and guarantees and has determined that there are no material items that would require disclosure in the financial statements. The Company is not currently involved in any litigation or arbitration, nor is it aware of any pending or threatened legal actions that could have a material effect on its financial position.

Note 6 – Subsequent Events

On February 23, 2026, subsequent to the balance sheet date of December 31, 2025, the Company gave notice to FINRA of their intent to withdraw $3,500,000 of capital. The withdrawal was made on February 26, 2026. The withdrawal will reduce the Company's net capital; however, the Company will continue to be in compliance with the net capital requirements of the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1).

